UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K   |_| Form 10-Q
             |_| Form N-SAR

             For Period Ended:  May 31, 1999
             [ ] Transition  Report on Form 10-K
             [ ] Transition  Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:___________________________________

-------------------------------------------------------------------------------
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
General Kinetics Incorporated
-------------------------------------------------------------------------------
Full Name of Registrant
-------------------------------------------------------------------------------
Former Name if Applicable
    14130-A Sullyfield Circle
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
    Chantilly, Virginia 20151
-------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

          [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ]  (c) The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I
                                                (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/93

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Margaret K. Liu                 (212)                     715-7635
     ---------------                 -----                     --------
        (Name)                    (Area Code)             (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). |X| Yes |_| No
-------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment II
-------------------------------------------------------------------------------

                          General Kinetics Incorporated
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 08/26/99                               By /s/ Larry M. Heimendinger
-------------                                 -------------------------
                                             (Chief Executive Officer and
                                             authorized registrant signer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
-------------------------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
-------------------------------------------------------------------------------

                                  Attachment I

          Registrant experienced a delay in filing due to the recent death of a family member of the Chief Financial Officer of the Company. This event resulted in a delay in the completion of the Registrant's Financial Statements and in the completion of other portions of the Form 10-K. Registrant is currently in the process of completing the remaining portions of the Form 10-K, and believes that the Form 10-K will be filed within the period provided for under Rule 12b-25.

                                  Attachment II

          Registrant estimates that its loss from operations for the twelve months ended May 31, 1999 will be approximately $730,000 as compared with income from operations of approximately $131,000 during the twelve months ended May 31, 1998. The Registrant estimates that its net loss for the twelve months ended May 31, 1999 will be approximately $849,100 as compared with a net income of approximately $254,400 during the twelve months ended May 31, 1998. These changes resulted primarily from increased expenses and other costs associated with higher production volume and product line expansion.